FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2012

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enersis S.A.

Securities Registration Record No. 175

Santiago, December 13, 2012

Ger. Gen. No. 175 / 2012

Mr. Fernando Coloma C.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Alameda 1449

Santiago, Chile

            RE: Significant Event

To whom it may concern,

Pursuant to articles 9 and 10, paragraph 2 of the Securities Market Law (18,045), the provisions of General Norm 30 of the Superintendence, and in the exercise of the powers bestowed upon me, I hereby inform you as a significant event that the Board of Directors of Enersis S.A., in its ordinary meeting held today, has decided to propose to the Extraordinary Shareholders’ Meeting summoned to take a decision on the ongoing capital increase operation, and to be held on December 20, 2012, a range for the subscription price of new shares from Ch$ 160 to Ch$ 187 per share.

In addition, the Board, by the unanimity of its members, agreed to declare that the capital increase amount, the value of the assets and the maximum number of shares to be issued contained in the press releases published on December 7 by Endesa, S.A. and five AFPs: AFP Capital S.A., AFP Cuprum S.A., AFP Habitat S.A., AFP Plan Vital S.A. and AFP Provida S.A., are within the parameters referred to in the reports issued by the independent evaluators and by the Company Directors’ Committee. The Board of Directors is of the opinion that the terms contained in the above mentioned press releases are consistent with the approaches made to date by the Board and the Directors’ Committee.

Finally, attached herewith is a copy of Enersis S.A.’s Board of Directors response to Official Letter No. 28292 dated December 3, 2012, issued by the Superintendence of Securities and Insurance ("SVS"), about the enquiry made by the AFPs and the own SVS.

Sincerely yours,

Ignacio Antoñanzas A.

Chief Executive Officer

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Santiago, December 13, 2012

Ger.Gen N°174/2012

Mr. Fernando Coloma C.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Alameda 1449

Santiago, Chile

Ref.: Answer to the Official Letter No. 28292, dated December 3, 2012

To whom it my concern:

As Chairman of the Board, and representing the Board of Directors of Enersis S.A., (the “Company”), I answer your Official Letter No. 28292 dated December 3, 2012 (the “Official Letter”), in which the Superintendence of Securities and Insurance (“SVS”) request us to inform about the questions made by the Chilean Pension Funds AFP Capital S.A., AFP Cuprum S.A., AFP Habitat S.A., AFP Modelo S.A., AFP Plan Vital S.A. and AFP Provida S.A. (the “AFP’s”) in a letter sent on November 30, 2012. Likewise, the SVS has requested information about two additional issues which will also be referred here.

The answer will follow the same order of the letter sent by the AFP’s, attached to the Official Letter No. 28292.

1.- Subscription Price setting mechanism for the new issuance (Exchange ratio) and responsible entity.

In the aforementioned letter, it was indicated that the capital increase will be paid with shares of Latin American electric companies owned by the controlling shareholder, and the proposal would be, in the understanding of the AFP´s, to split into three steps such transaction. Thus, “(i) first, to increase the equity of the company by a certain amount; (ii) second, to define the value of the assets to be contributed; and (iii) finally, to set the subscription price, making it possible to delegate this later to the Board.”

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In the opinion of the AFP´s, such transaction could not be split, considering that it is part of a unique, whole transaction between related parties which, in accordance with that that has been declared by the SVS, as well as the other legal rules and norms applicable, it should be approved in all its contents by the Extraordinary Shareholders’ Meeting, and not by any other body of the Company.

The AFP’s are of the opinion that, in accordance with the legal rules governing the operations with related parties and to the criteria laid down by the SVS, the aforementioned delegation in the Board is contrary to the law and the principles of fairness which inspired it, since only the Extraordinary Shareholders’ Meeting may, in their opinion, determine the amount of the capital increase, the value of the assets to be contributed and the number of shares to be delivered to shareholders as counterclaim of the contributions (share exchange ratio).

In the opinion of the AFPs, the Board is disqualified from solving the operation and, therefore, the Extraordinary Shareholders’ Meeting could not delegate that task, since 6 of its 7 Directors are involved-directors, designated by the controlling shareholder and, therefore, lacking the necessary independence to resolve the conflict of interest between the controller and the minority shareholders.

In this regard, we must point out that the Directors of the Company has strictly accomplished the provisions of the Corporations Act, and in particular those regarding to transactions with related parties contained in Title XVI of this legal body according to the interpretations of the SVS.

Likewise, it is also worth mentioning that the Board will not make a proposal for an exchange ratio between new shares and the package of assets that the controlling shareholder will contribute, even though it provides the basis for defining the price of assets corresponding to the capital increase, as recommended by the independent evaluators. Each of the Directors issued their individual opinions about the capital increase, which are available to the shareholders on the Enersis website since October 31, pursuant to the provisions of paragraphs 5 and 6 of article 147 of the Corporations Act. However, the Extraordinary Shareholders’ Meeting will agree on this matter in the context of the capital increase approval.

Regarding the Subscription Price of the new shares, The Board considers appropriate a range value from a minimum of 160 CLP / share to a maximum of 187 CLP / share, which is comparable with market values.

The above refer to the value of assets agreed by The Board and the historical performance that Enersis S.A.’s share price has had, taking into account that the fundamentals of the company have not changed, and that no information or known fact, present or future, which implies to assume an exogenous detriment of the business performance and the projected profitability.

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The Board of Directors is of the opinion that it is not its role to negotiate a subscription price, since this corresponds to the shareholders. For this reason, the proposed range reflects the need to reply to the SVS’s Official Letter No. 18684, dated August 3, 2012, in order to establish the market conditions under which the capital increase could be reasonably be made.

Specifically, the minimum price of the proposed range is below the prices of the action of Enersis S.A., prior to the announcement. The average stock price in the year 2011 was 194 CLP/share, while the average in what will run in 2012 is 177 CLP/share. For the full period, from January 1, 2011 to December 6, 2012, the average price reached to 185.9 CLP/share.

In the three months prior to the announcement, the Enersis S.A.’s average stock price was 185.1 CLP/share and on July 25, 2012, the date of the announcement, the share price was 187 CLP/share, value that is considered as the maximum subscription price.

A graph with the evolution of the Enersis S.A.’s share price since 2011 is shown below:

With respect to the aforementioned observation that the vote on the capital increase should not be divided, it should be mention that at the first point of the summoning, which will approve the transaction between related parties, the key points relating to the capital increase, that is the amount of the capital increase, number of shares, valuation of the in-kind contributions and subscription price will be voted together.

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The Director Rafael Fernández Morandé, expressed his disagreement with the position of the involved Directors, previously exposed.  He represented that the Extraordinary Shareholders Meeting, which should declare about the capital increase was requested by the controlling shareholder (Endesa Spain) as stated in its letters of June 18 and August 28, 2012 address to the Board of Directors.  He affirmed that this operation between related parties should be voted as an indivisible whole: valuation of the In-kind contribution, warranties and representations, share price, number of shares, related operation and relationship with the value of ENERSIS; i.e. as a single whole.  With respect to the decision to delegate in the Board of Directors the settlement of the final subscription price at which the capital increase would be executed, he indicated to be in disagreement because through this way it would be admitted that the majority of the involved directors - with conflict of interest by legal definition -, decide or pronounce themselves on the value of the In-kind contributions, the amount of the capital increase and the subscription shares’ price, without a legal mandate that enable or release them from the original conflict of interest.

2.- Creation of a representative Series B for the capital increase.

The AFPs maintain that according to the current dispositions on access to the formal exchange market, a universal access exists to that market, therefore it is legal meaningless to maintain a supposed privilege that support or justify the creation of a Series B for Enersis shares.

Regarding to this matter is important to record the following:

On November 6, 2012, the Board of Directors of the Company agreed to summon to an Extraordinary Shareholders’ Meeting to discuss, among others matters, the following:

“2. Increase the issued capital by an amount determined in Chilean pesos (“Ch$”), the legal currency of Chile, that will not be lower than US$5,915 million or higher than US$6,555 million, at an exchange rate of Ch$482.29 per US dollar, or by such amount as may be definitively determined by the shareholders at the Meeting. This capital increase would be accomplished by the issuance of the number of shares to be determined to give effect to the foregoing.  All the shares that will be issued will be nominative and common, from a single special series without preference and without nominal value, to be called Series B.  This Series B will have exactly the same rights as the shares already issued, with the sole exception of their currency exchange rights. Series B shares will be created with the single purpose of differentiating these new shares from those shares already issued, as the existing shares are governed by the Exchange Convention agreed to on September 24, 2008 between the Company, Citibank N.A. (the “Depositary”), and the Chilean Central Bank.”

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In order to understand the meaning of the Board's proposal to create the so-called Series B shares, we will refer to the existing background in the subject, following:

A. - Official Letter No. 10241 of 2008 (the "Official Letter of the SVS.") -

On April 18, 2008, the SVS issued the Official Letter of the SVS answering a query made by the Company, which sought to clarify some concepts in relation to the requirements imposed by the Central Bank of Chile to the Company in the Central Bank Agreement, defined below, with respect to the issue of new shares.

Law 18,046 the Chilean Companies Act ("LSA", in its Spanish acronym) does not establish any prohibition about the creation of series of shares that are not associated with a preference or privilege.  Considering this provision, in its letter the SVS established that the fact that certain shares are benefiting from an exchange convention held under the former Chapter XXVI of the Compendium of Foreign Exchange Regulations of the Central Bank of Chile ("CCI") does not constitute a preference or privilege arising from the share itself, since to have access to the benefits of the exchange convention, the assumptions considered in the convention and in the former Chapter XXVI of the CCI must be fulfilled. The SVS also established that the LSA only sets a temporary restriction for those shares with preferences over control of the company, which consists that such privilege cannot be for a term over five years.

Finally, the SVS confirmed that:

(a)    The creation of a series of shares to comply with the requirements imposed by the Central Bank of Chile does not imply or require the existence of a privilege or preference associated, therefore, series of common stock may be created for that purpose; and

(b)    It is not necessary to impose any temporary limit to the new Series in order to differentiate shares covered by the exchange regulations of the former Chapter XXVI of the CCI from those which in the future might be issued that as stated will be governed by the current exchange regulation of Chapter XIV of the CCI, since it would be a series of shares that will have no privilege or preference.

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B. – Public Deed of Amendment Conventions Foreign Exchange between the Central Bank of Chile and Enersis S.A. and Citibank N.A. dated September 24, 2008, granted in the Notary of Santiago of Mr. Alvaro Bianchi Rosas, under the code No. 4.376/08 (the "Central Bank Agreement"). -

The fourth clause of the Central Bank Agreement establishes the following:

"The parties state that the effects of the conventions extend to all the shares comprising the issued capital of the receiving entity as described in the precedent third clause. The parties agree that the purpose of this instrument  in regard to the capital increase  in the third clause mentioned above, will be subject to the condition that previous to any future capital increase of the recipient, will report to the Bank about the safeguards adopted in accordance with the provisions of Section III to Resolution No. 1228 of the General Management of the Central Bank of Chile, in order to properly identify the shares that is subject to the current exchange conventions, held under former Chapter XXVI noted, so that their holders have the background necessary to distinguish those shares of those to be issued in future capital increases. "

We confirm that there are not other antecedents  that modify the description of the agreements signed with the Central Bank of Chile.

D.- Analysis.

Given the foregoing background, we do present the proposition of issuing a new (ordinary) shares series, due the need to allow compliance with the Central Bank agreement and not establish privileges or preferences for any shareholder. As noted, the purpose of issuing this new “B” share series is to differentiate the shares issued under the Capital Increase, from other ordinary shares entitled to Exchange rights referred to the Central Bank Agreement. Issuing only new ordinary shares without the mentioned differentiation due to the Capital Increase, will matter that the Central Bank agreement will be fully resolved as mater of law by the occurrence of the aforementioned resolutory condition. This will result in that actual shareholders lose their exchange rights associated with shares covered and benefiting from the Central Bank Agreement, remaining thereafter governed by chapter XIV of the CCI.

In this regard, it should be noted that according to the Organic Constitutional Law of the Banco Central de Chile ("Central Bank") (Article One of Law 18,840), ("LOBC"), the foreign exchange operations are subject eventually to certain restrictions or limitations that may be imposed by the Central Bank of Chile, notwithstanding Article 39 of the LOBC which states that "any person can freely take place transactions of international exchange". Indeed, under certain circumstances the Central Bank may in the future restrict access to foreign currency to make payments abroad of profits or returns of capital investment previously made in Chile by foreign investors.

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To provide certainty and security the Central Bank is authorized, given the Article 47 of the LOBC, for:

"Agree with investors or creditors, external or internal, and other parties in a transaction of international exchange, terms and conditions under which the principal, interests, income or profits that are generated may be used, remitted abroad or returned to the investor or internal creditor, and also assure, for these purposes, free access to the Formal Exchange Market."

As stated in the article "The conventions that are held under the provisions of this Article may be amended only by mutual agreement of the parties competing."

The Central Bank Agreement was signed just under the provisions of this Article 47 of the LOBC and therefore has referred immutability. They are valid contracts concluded with a public authority of constitutional status, with its own assets and legal capacity to hold such conventions (the Central Bank).

Unlike the above, an investment made under the provisions of chapter XIV of the CCI is not covered by a Convention or contract and, consequently, the terms and conditions of its liquidation or associated payments are subject to the provisions which, in the future, the Central Bank can unilaterally dictate on the matter. There are no legal guarantees that the Central Bank will maintain the existing regulatory framework at the time of its original entry to Chile. The Central Bank may act unilaterally in that regard with the extensive powers conferred upon it by its constitutional law.

In summary, the Board cannot unilaterally decide not to issue the B series of shares and leave for the resolutory condition referred to, since it would be against the principle of good governance of their performance. His obligation is to submit it to the Shareholders’ Meeting attended that in accordance with the Corporations Act, this last is the competent corporate body to resolve the issuance of the B Series.

On December 7, 2012, separate statements of five mayor AFP’s and other one of the controlling shareholder were released, regarding the possibility that in the Shareholders’ Meeting it would be agreed the capital increase in the same series of shares of the existing ones. If approved at the Extraordinary Shareholders’ Meeting, it would operate the condition subsequent of Central Bank Agreement on the terms mentioned above.

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In this regard, the Director Rafael Fernández Morandé stated that differentiation of shares Series is unjustified, disagreeing with the belief that this will ensure access to the formal exchange market, because privileges cease in a situation of shortage of foreign currency, as history of arbitration and exchange regulations shows. Mr. Fernández recommended removing the establishment of shares Series, since the cost of illiquidity does not justify it.

3. Vote concentration limit

In the opinion of the AFPs, according to the provisions mentioned in its letter, it wouldn't be possible that Controlling Shareholder and its related persons exercise, itself or on behalf of third parties, the right to vote at the  shareholder meeting by a percentage higher than 65% of the subscribed voting shares.  If they do it, in their  opinion it must be discounted, the ballot of the votes in excess of the maximum concentration.

In regards to the delegation of the right to vote that  eventually minority shareholders might  make to the Chairman of the Board of  Enersis, the AFPs recognize that  even though there is no mention in the article 100 of the Law N ° 18,045 ("LMV") that the Directors of the subsidiary are "related" to the Parent Company, in accordance with the letters to the letters a) and c) of that article, are related to a Company the entities that conform a business group,  which in turn are related to the society  the main directors, managers, administrators and executives, reason why the Pension Funds suggest that  " it could be said  that the existing relationship between the Chairman of the Board and Enersis, relates him to Endesa as Endesa is the parent company of Enersis”.

According to the AFPS, the Chairman of the Board of Enersis should necessarily refrain from voting in favor or against the operation and not by the concentration limit, but by the application of the rules for the settlement of conflicts of interest.

In this regard, the Chairman  of the Board has said that, as it has been done while he has been Chairman, he has always  respected the concentration limit settled in the bylaws. In the case that he is given the proxy of the minority votes for December, 20 Shareholders´  Meeting , this would not be an exception

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In addition,  the Board of Directors  of the Company stated that the exercise of the vote is a faculty that corresponds specifically to the Chairman of the Board or who designated, in accordance with the Contract of Deposit.

On this particular,  the board member Mr.  Rafael Fernández  Morandé expressed his disagreement with what has said most of the directors  involved in the transaction between related parties. He pointed out that he has no opportunity to verify the Chairman ´s statements,  first because of  the short notice and likewise ,no matter what has happened in the past , in his opinions the facts are  that in the actual situation, unlike the past the director-chairman of the board-delegate has a conflict of  interest, that in his opinion prevents him from accepting or exercising the mandate by manifest legal cause.

4.-        Inappropriateness in terms of the directors’ duties to set a minimum price for the assets.

The AFPs argue that, even when the Board of Directors sets a price range is based on independent valuation reports, when the Board sets a minimum price, it could be considered that the Board of Directors would be safeguarding the interests of the controlling shareholder of Enersis S.A., instead of the social best interest.  They declare that if the operation is considered a regular purchase of assets, it is convenient for Enersis S.A. and its shareholders to pay the lowest possible price.  In this case, only the controlling shareholder of Enersis S.A., who would make the in-kind contribution, is interested in having a minimum price, in the opinion of such institutions.  Therefore, they state that the Board of Directors, in determining that an operation of this characteristics contributes to the best interest, should not have set a minimum price at which the assets are to be contributed by the controlling shareholder of Enersis S.A.

It is necessary to clarify that the Board members should indicate the market price deemed appropriate for the contribution of Cono Sur, which is included in each Director’s opinion.  As for the Board of Directors, rather than proposing a single value, has proposed a value range, which by definition must have a minimum and a maximum.  The range has been built following the statements made by the independent valuators, from a certain ratio between the value of Enersis S.A. and the value of Cono Sur.  Therefore, it seems reasonable that the value of the latter in any case would be zero, because in that case the value of Enersis S.A. also would be zero or very close to zero.  As a consequence, it is appropriate to ask what is the minimum value of Cono Sur, since this is affecting the valuation of Enersis S.A.  The answer to this question is contained in each of the Director’s opinions of Enersis S.A., published on the website of the Company since October 31.

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As indicated in the notice of the Extraordinary Shareholders’ Meeting to be held on December 20, the Meeting is sovereign and has the right to approve a price below the minimum or above the maximum stated in the notice published on November 6.

In summary, the Extraordinary Shareholders’ Meeting must approve such non-monetary contributions and their respective valuations.

Director Rafael Fernández M. expressed that always and without a hint of doubt, he proposed to establish only a maximum price of transfer of the contributions of Cono Sur and never a minimum price, neither ranges of prices; as Enersis S.A. is the recipient or acquirer of goods that the controlling shareholder offers to transfer, being contrary to the best interests and to shareholder who are receptors of the controller proposal, set a minimum price that establishes a floor for the benefit of the counterpart of the society.

5.  Qualification of controversial matter

The AFPs maintain that the proposed capital increase should be qualified as “controversial matter” within the context of the agreement between Enersis S.A. and Citibank, N.A. (the “Depositary”) and the Holders of American Depositary Shares, detailed explicitly in a Form 6‑K (to be found in www.sec.gov), Notice of Extraordinary Shareholders’ Meeting of Enersis S.A. to be held on December 20, 2012.

Subsequently, given what has been explained and the significant importance of understanding the proxy voting on the part of ADR holders, the AFPs requested that the Company declare that the proposed transaction qualifies as “controversial matter” and, therefore, that the discretionary proxy votes from ADR holders not be delegated on the Chairman of the Board.

On September 30, 2010, we executed the existing Deposit Agreement between Enersis S.A. (“Enersis”) and Citibank, N.A. (“Citibank”) in its capacity as Depositary on behalf of the Holders and beneficial owners of American Depositary Shares (ADSs), which amended the original contract, and whose full name is “Second Amendment and Restated Deposit Agreement by and among Enersis S.A, and Citibank, N.A. as Depositary and the Holders and Beneficial Owners of American Depositary Shares Issued Hereunder” (the “Deposit Agreement”).  This contract can be found in the web page of the U.S. Securities and Exchange Commission (“SEC”), as a Form F‑6, and can be found in the following link:

http://www.sec.gov/Archives/edgar/data/912505/000119380510002660/e607644_ex99-a1.htm.  Furthermore, the original contract and its amendments have been filed with the Chilean Superintendence of Securities and Insurance (“SVS”) and the Chilean Central Bank.  Our first deposit agreement with Citibank was executed in 1993 in connection with our Initial Public Offering and first issuance of our ADSs.

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The ADS Program and the Deposit Agreement are subject to the Laws of the State of New York, United States of America, and must be interpreted in conformity with such law.  Any disputes arising in connection with the Deposit Agreement and the ADS Program must be settled in either Federal or New York State courts in New York City.  In such an event, Enersis has determined that Puglisi & Associates act as authorized agent of process.

Section 4.8  of the Depositary Agreement establishes the conditions whereby the American Depositary Shares which have not exercised their proxy votes will be delegated on the Chairman of the Board, or such person as he may designate.  The text of the entire Section 4.8 appears below:

Section 4.8  Voting of Deposited Securities.  As soon as practicable after receipt of notice of any meeting at which the holders of Deposited Securities are entitled to vote, or of solicitation of consents or proxies from holders of Deposited Securities, the Depositary shall fix the ADS Record Date in respect of such meeting or solicitation of consent or proxy in accordance with Section 4.7.  The Depositary shall, if requested by the Company in writing in a timely manner (the Depositary having no obligation to take any further action if the request shall not have been received by the Depositary at least thirty (30) days prior to the date of such vote or meeting), at the Company’s expense and provided no U.S. legal prohibitions exist, distribute to Holders as of the ADS Record Date: (a) such notice of meeting or solicitation of consent or proxy, (b) a statement that the Holders at the close of business on the ADS Record Date will be entitled, subject to any applicable law, the provisions of the Deposit Agreement, the Estatutos of the Company and the provisions of or governing the Deposited Securities (which provisions, if any, shall be summarized in pertinent part by the Company), to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Deposited Securities represented by such Holder’s ADSs, and (c) a brief statement as to the manner in which such voting instructions may be given or in which voting instructions may be deemed to have been given in accordance with this Section 4.8 if no instructions are received prior to the deadline set for such purposes to the Depositary to give a discretionary proxy to a person designated by the Company.

Notwithstanding anything contained in the Deposit Agreement or any ADR, the Depositary may, to the extent not prohibited by law or regulations, or by the requirements of the stock exchange on which the ADSs are listed, in lieu of distribution of the materials provided to the Depositary in connection with any meeting of, or solicitation of consents or proxies from, holders of Deposited Securities, distribute to the Holders a notice that provides Holders with, or otherwise publicize to Holders, instructions on how to retrieve such materials or receive such materials upon request (i.e., by reference to a website containing the materials for retrieval or a contact for requesting copies of the materials).

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Voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities.  Upon the timely receipt from a Holder of ADSs as of the ADS Record Date of voting instructions in the manner specified by the Depositary, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement, Estatutos of the Company and the provisions of the Deposited Securities, to vote, or cause the Custodian to vote, the Deposited Securities (in person or by proxy) represented by such Holder’s ADSs in accordance with such voting instructions.

If no voting instructions are received by the Depositary from a Holder as of the ADS Record Date on or before the date established by the Depositary for such purpose, such Holder shall be deemed, and the Depositary shall deem such Holder, to have instructed the Depositary to give a discretionary proxy with full power of substitution, to the Chairman of the Board or to a person designated by him, to vote the Deposited Securities, and the Depositary shall give a discretionary proxy with full power of substitution to the Chairman of the Board or to a person designated by him to vote the Deposited Securities on any such matters, except that no such instruction shall be deemed and no such discretionary proxy shall be given with respect to any matter as to which (i) the Chairman of the Board directs the Depositary that he does not wish such proxy to be given, (ii) substantial opposition exists by Holders (it being understood that an election of directors at an annual or extraordinary meeting of shareholders is not a matter involving substantial opposition by Holders), or (iii) such matter materially and adversely affects the rights of Holders. No such proxy shall continue in effect beyond 5 P.M., Santiago Time, on the penultimate day of any calendar month.

Neither the Depositary nor the Custodian shall under any circumstances exercise any discretion as to voting and neither the Depositary nor the Custodian shall vote, attempt to exercise the right to vote, or in any way make use of for purposes of establishing a quorum or otherwise, the Deposited Securities represented by ADSs, except pursuant to and in accordance with the voting instructions timely received from Holders or as otherwise contemplated herein.  If the Depositary timely receives voting instructions from a Holder which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs, the Depositary will deem such Holder (unless otherwise specified in the notice distributed to Holders) to have instructed the Depositary to vote in favor of the items set forth in such voting instructions.  Deposited Securities represented by ADSs for which no timely voting instructions are received by the Depositary from the Holder shall not be voted (except as contemplated in this Section 4.8).  Notwithstanding anything else contained herein, the Depositary shall, if so requested in writing by the Company, represent all Deposited Securities (whether or not voting instructions have been received in respect of such Deposited Securities from Holders as of the ADS Record Date) for the sole purpose of establishing quorum at a meeting of shareholders.

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Notwithstanding anything else contained in the Deposit Agreement or any ADR, the Depositary shall not have any obligation to take any action with respect to any meeting, or solicitation of consents or proxies, of holders of Deposited Securities if the taking of such action would violate U.S. laws.  The Company agrees to take any and all actions reasonably necessary to enable Holders and Beneficial Owners to exercise the voting rights accruing to the Deposited Securities, including requesting its U.S. counsel to deliver an opinion addressing any such actions requested to be taken if so requested by the Depositary.

There can be no assurance that Holders generally or any Holder in particular will receive the notice described above with sufficient time to enable the Holder to return voting instructions to the Depositary in a timely manner.

The term Holder (in capital letters) is a contractually defined term under Section 1.26 of the Deposit Agreement:  “The Holder(s) shall mean the person(s) in whose name the ADSs are registered on the Books of the Depositary (or the Registrar, if any) maintained for such person.”  Therefore, every time that the Deposit Agreement makes reference to Holders (as a capitalized defined term), it refers exclusively to this kind of shareholder and to no other shareholder who may be an owner of Enersis common shares.  In other words, the Deposit Agreement is strictly circumscribed to ADS Holders, whose rights are thereby specified.

In accordance with these definitions, if the Depositary does not receive proxy votes from some ADS Holders, it is mandated to grant discretionary proxy votes with full power of substitution to the Chairman of the Board, or to a person designated by hi m, so that such ADS votes can be voted, except that no such instruction shall be deemed and no such discretionary proxy shall be given with respect to any matter as to which:

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(i)      The Chairman of the Board directs the Depositary that he does not wish such proxy to be given;

(ii)     Substantial opposition exists by ADS Holders (it being understood that an election of directors at an annual or extraordinary meeting of shareholders is not a matter involving substantial opposition by ADS Holders); or

(iii)   Such matter materially and adversely affects the rights of ADS Holders.

As a result of the foregoing, and unless one of the three exceptions above apply, the referenced Deposit Agreement determines that the ADS Holders who do not vote their proxy votes automatically confer their proxy votes on the Chairman of the Board so that he may represent t  them at the appropriate meeting of shareholders, either acting directly or through some other person designated by him.

In compliance with Section 4.8 of the Deposit Agreement, the Depositary is  under the obligation to always grant the Chairman, or such other person as he may design, the discretionary proxy vote granted by ADS Holders who have not otherwise voted. The  Depositary may only withhold such discretionary vote in the event of one of the three exceptions mentioned above.  The person who must determine if one of these three exceptions are applicable is the Depositary, in accordance with the Deposit Agreement executed among the parties.  It is therefore incumbent upon the Depositary to grant the discretionary proxy vote, and it can only do so once it has determined that none of the three mentioned exceptions are applicable.

This discretionary proxy vote to be granted to the Chairman of the Board, or such other person as he may designate, is an essential and customary right to be found in depositary agreements in connection with ADR holders.  ADS Holders, as parties to the Depositary Agreement, certainly know this provision, and have accepted to adhere to an ADS contract whereby the Chairman of the Board of Enersis, or some such other person as he may designate, will represent them in the voting of their ADS unless they have expressly instructed otherwise.  This is one of the fundamental rights acquired from ADS Holders contained in the Deposit Agreement, and as such, belongs to ADS Holders, whose votes are expressed through this discretionary procedure.  This system of discretionary proxy votes has been operating seamlessly and without any interference from 1993 to date.   This provision is perfectly and fully known by the Chilean Central Bank and the SVS through the Deposit Agreement executed by Enersis.  This contract has been filed not only with the SEC but also with the SVS, both in the English original and in a Spanish translation.  In this manner, this provision is employed  systematically every year, in both ordinary and extraordinary shareholder meetings held by Enersis.  It permits that ADS Holders may manifest their vote, either directly or through the Enersis Chairman of the Board, or such other person as he may designate.  The discretionary proxy vote is recognized and used internationally, as can be determined in the specialized literature on the subject, and in Chile it counts with the same respect and guarantees that are afforded to prevailing international contracts in the Republic of Chile.

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In connection with the possibility that the subjects proposed by the Board, which will be voted upon at the extraordinary shareholders meeting to be held on December 20, 2012, might adversely and substantially affect the rights of the ADS Holders,  Enersis relies on legal opinions from law firms Chadbourne & Parke (headquartered in the State of New York, United States of America) and Carey y Cía. (headquartered in Santiago, Chile) which have declared that the matters which will be voted in the Extraordinary Shareholders Meeting summoned for December 20, 2012, do not affect in either a materially adverse or significant manner the rights of ADS Holders.

Determination of Substantial Opposition

In relation to the possibility that there might be substantial opposition on the part of ADS Holders, it is incumbent upon Citibank, as Depositary, and in accordance with the laws of the State of New York, United States of America, to determine whether there is such substantial opposition among the ADS Holders (the only shareholders who must be considered for this purpose in accordance with the Deposit Agreement) so that in the event of substantial opposition, will abstain with reason  in granting the referenced discretionary proxy vote.  The timing for Citibank to make this determination will be once it has tabulated the votes of ADS Holders, and will take place in the days before the extraordinary shareholders meeting summoned for December 20, 2012.

In connection with the exercise of the discretionary proxy vote on behalf of the Chairman of the Board, or such other person as he may designate, in his capacity as representative of all the ADS Holders who have not otherwise voted, the Chairman has manifested to the Board that he will decide on this subject once Citibank has determined the  number of ADSs which have not been voted at the Extraordinary Shareholders Meeting  scheduled for December 20, 2012.  The Chairman has manifested that, as he has customarily done in his mandate, he has always respected the shareholding limit contained in the bylaws.  In the event that he exercises the discretionary proxy vote in the Meeting on December 20, this would not be an exception.

The term “controversial matter ” is not a contractually defined term in the Deposit Agreement. Moreover, the term “controversial matter” does not exist in the ADS Program and seems to have been coined for this purposes in the context of an inquiry to the SVS.  Nevertheless, we infer that the Official Letter probably refers to “substantial opposition” and the Board is answering with that assumption.  Notwithstanding the foregoing, it is important to continue to emphasize that, in theory, if there should be any degree of “substantial opposition” from owners  of ordinary shares, such opposition, no matter how material, has no bearing on “substantial opposition” on the part of ADS Holders. Therefore, the possible existence of “substantial opposition” as contractually defined may exist, and may be determined as such by the Depositary in its best judgment and discretion, but such determination can only be undertaken after objectives facts involving ADS Holders exclusively, and not all of the shareholders who are owners of ordinary shares.

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Information about ADRs Holders’ Voting Practice

As requested by the SVS in its Letter No. 28292, we attach a historical detail of the ADR holders votes since 1993 (year of first issuance of Enersis ADSs) up to date (see Annex), which shows a total respect for the rights of ADR Holders, in compliance with the Deposit Agreement and the concentration limit contained in our bylaws, as well as the absence of interference from other shareholders outside the ADS program.

The Board of Directors informs that they haven’t had notice that a pronouncement or formal interpretation were made by any relevant public authority or by the Depositary Bank regarding the terms "substantial opposition" or "material adverse effect".

Sincerely yours

Pablo Yrarrázaval V.

Chairman of the Board

Enersis S.A.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas Alvear
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Title: Chief Executive Officer

Date: December 13, 2012